UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Jose Miguel Alemán

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, NW

Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and

Exchange Commission be sent to:

Eli Whitney Debevoise II, Esq.	Gregory Harrington, Esq.
Arnold & Porter Kaye Scholer LLP	Arnold & Porter Kaye Scholer LLP
601 Massachusetts Avenue, N.W.	601 Massachusetts Avenue, N.W.
Washington, D.C. 20001	Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2023, is to file with the Securities and Exchange Commission Recent Developments in the Republic of Panama as of February 7, 2025, included as Exhibit E hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 7th day of February, 2025.

REPUBLIC OF PANAMA

By:	/s/ Felipe E. Chapman
Name:	Felipe E. Chapman
Title:	Minister of Economy and Finance of the Ministry of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2024 Annual Budget of the Republic (in Spanish) (Rule 306(c))†

*D:	Current Description of the Republic

E:	Recent Developments in the Registrant as of February 7, 2025

*	Previously Filed
†	Exhibit submitted electronically pursuant to Rule 306(c) of Regulation S-T.

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